                                UNITED STATES

                      SECURITIES AND EXCHANGE COMMISSION

                            WASHINGTON, D.C. 20549

                                 FORM 12B 25

                                                           SEC FILE NUMBER

000

26790

                         NOTIFICATION OF LATE FILING

                                                            CUSIP NUMBER

                                                             297591 10 9

(Check One):    ( ) Form 10 K  ( ) Form 20 F  ( ) Form 11 K

                (X) Form 10 Q  ( ) Form N SAR

   For Period Ended: JUNE 30, 2001

   ( )    Transition Report on Form 10 K

   ( )    Transition Report on Form 20 F

   ( )    Transition Report on Form 11 K

   ( )    Transition Report on Form 10 Q

   ( )    Transition Report on Form N SAR

   For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form.  Please Print or Type.

NOTHING IN THIS FORM SHALL BE CONSTRUED TO IMPLY THAT THE COMMISSION HAS

VERIFIED ANY INFORMATION CONTAINED HEREIN.

If the notification relates to a portion of the filing checked above,

identify the Item(s) to which the notification relates:

PART I   REGISTRANT INFORMATION

MERGENCE CORPORATION

Full Name of Registrant

EYSNCH CORPORATION

Former Name if Applicable

ONE TECHNOLOGY DRIVE, BUILDING H

Address of Principal Executive Office (Street and Number)

IRVINE, CA 92618

City, State and Zip Code

PART II   RULES 12B 25(B) AND (C)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b 25(b), the following should be completed.  (Check box if appropriate)

[X]  (a)      The reasons described in reasonable detail in Part III of

              this form could not be eliminated without unreasonable effort or expense;

[X]  (b)      The subject annual report, semi annual report, transition

              report on Form 10 K, Form 20 F, Form 11 K or Form N SAR, or portion thereof, will be filed on or before the fifteenth

              calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10 Q, or portion thereof will be filed on or before the fifth calendar day

              following the prescribed due date; and

[ ]  (c)      The accountant's statement or other exhibit required by Rule

              12b 25(c) has been attached if applicable.

PART III   NARRATIVE

State below in reasonable detail the reasons why Forms 10 K, 20 F, 11 K, 10

Q, N SAR, or the transition report or portion thereof, could not be filed

within the prescribed time period.            (Attach Extra Sheets if Need)

                                                           SEC 1344 (6/94)

ESYNCH CORPORATION (THE "COMPANY") IS UNABLE TO TIMELY FILE ITS FORM 10-QSB FOR

THE THREE MONTHS ENDED September 30, 2004, BECAUSE MANAGEMENT WAS UNABLE TO SUPPLY

TO THE COMPANY'S INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS IN A TIMELY MANNER THE

ACCOUNTING FOR THE QUARTER. THE COMPANY INTENDS TO FILE ITS REPORT ON FORM

10-QSB FOR THE QUARTER ENDED SEPTEMBER 30, 2004 PROMPTLY AFTER THE INDEPENDENT

CERTIFIED PUBLIC ACCOUNTANTS' REVIEW FOR THE QUARTER IS COMPLETED.

PART IV   OTHER INFORMATION

(1)     Name and telephone number of person to contact in regard to this notification.

THOMAS C. HEMINGWAY                     949         753-0590

      (Name)                        (Area Code) (Telephone Number)

 (2)    Have all other periodic reports required under Section 13 or

        15(d) of the Securities Exchange Act of 1934 or Section 30 of

        the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed?  If answer is no, identify

        report(s).                                                (X)Yes ( )No

(3)     Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion there?

(X)Yes ( )No

        If so, attach an explanation of the anticipated change, both narratively and quantitatively and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

                            MERGENCE CORPORATION

                 -------------------------------------------

                 (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: NOVEMBER 15, 2004         By /S/ THOMAS HEMINGWAY

                                 -----------------------------------------

                                 THOMAS HEMINGWAY, CHIEF EXECUTIVE OFFICER

INSTRUCTION:  The form may be signed by an executive officer of the registrant or by any other duly authorized representative.  The name and title of the person signing the form shall be typed or printed beneath thesignature.  If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of therepresentative's authority to sign on behalf of the registrant shall be filed with the form.

                                        ATTENTION

Intentional misstatements or omissions of fact constitute Federal

Criminal Violations

(See 18 U.S.C. 1001).

                             GENERAL INSTRUCTIONS

1.    This form is required by Rule 12b 25 (17 CFR 240.12b 25 ) of the

      General Rules and Regulations under the Securities Exchange Act of

      1934.

2.    One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and

      Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0

      3 of the General Rules and Regulations under the Act.  The information contained in or filed with the form will be made a matter of public record in the Commission files.

3.    A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

4.    Amendments to the notifications must also be filed on Form 12b 25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.

5.    Electronic Filers.  This form shall not be used by electronic files unable to timely file a report solely due to electronic difficulties.

      Files unable to submit a report within the time period prescribed due to difficulties in electronic filing should comply with either Rule

      201 or Rule 202 of Regulation S T (Section232.201 or Section232.202 of

      this chapter) or apply for an adjustment in filing date pursuant to

      Rule 13(b) of Regulation S T (Section 232.13(b) of this charter).

                               ATTACHMENT

        STATEMENT OF SIGNIFICANT CHANGE IN RESULTS OF OPERATIONS

The following information is current at the time of the filing of this

Form NT 10-Q and is subject to change and correction upon final filing of

Form 10-QSB for the period ended September 30, 2004.

During the three months and nine months ended September 30, 2004 and 2003, net sales were $ -0-. The sales result was attributable to the continued refocusing on new business and discontinuing non-profitable operations.

The Company had a net loss of $189,497 for the three months ended September 30, 2004 compared with a net loss of $ 679,930 for the same period in the previous year. The Company had net loss of $137,920 for the nine months ended September 30, 2004 as compared with a net loss of $2,055,479 for the comparable period of the prior year. The reduction is the net loss in 2004 was partially due to a reduction in estimates of accrued expenses of $1,145,754 from previous periods.

Interest expense was $30,000 and $89,654 during the three and nine months ended September 30, 2004, compared to interest expense of $13,381 and $40,143 for the comparable periods of the prior year.

The Company incurred stock based compensation expense of $39,466 and $291,466 during the three and nine months ended September 30,2004, as compared with $487,500 and $1,108,500 for the comparable periods of the prior year. Stock issued for services was $90,233 and $718,743 for the three and nine months ended September 30, 2004 versus $122,000 and $816,000 for the same periods in the previous year.